Greenberg Traurig, P.A.

1221 Brickell Avenue

Miami, Florida 33131

Jaret L. Davis

(305) 579-0676

August 29, 2006

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 7010

Washington, D.C. 20549

RE:	Devcon International Corp.

Preliminary Information Statement filed on Schedule 14C

Filed May 22, 2006

File No. 000-07152

Ladies and Gentlemen:

On behalf of our client, Devcon International Corp., a Florida corporation (the “Company”), transmitted herewith are responses to the Staff’s comments to the Preliminary Information Statement filed on Schedule 14C by the Company (the “Information Statement”), which comments were set forth in the Staff’s letter dated August 16, 2006 (the “Comment Letter”) to Stephen J. Ruzika, Chief Executive Officer and President of the Company.

For ease of reference, the headings and numbers of the responses coincide with the headings and comment numbers set forth in the Comment Letter. The Company has filed simultaneously with the delivery of this letter an Amendment No. 2 to the Information Statement, which has been blacklined to reflect all changes made since the Information Statement filed on July 31, 2006. We have also attached to this Letter as Exhibit A, the statement that the Commission has requested from the Company.

General

Due to the filing of the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2006, the Company has revised the Information Statement to replace the pro forma balance sheet as of March 31, 2006 with a pro forma balance sheet as of June 30, 2006 and has replaced the pro forma statement of operations for the three months ended March 31, 2006 with a pro forma statement of operations for the six months ended June 30, 2006. In addition, for reasons of administrative convenience, the Company has elected to incorporate by reference the various ‘34 Act Reports which were previously attached to the Information Statement.

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

August 29, 2006

1.	The Company has revised the Information Statement to begin with the Summary Term Sheet, followed by the Table of Contents. As revised the Summary Term Sheet sets forth the principal terms of the transaction with Guardian and is concise.

Security Ownership, page 2

2.	The Company supplementally advises the Staff that the 7,378,474 shares disclosed as being beneficially owned by Richard Rochon due to his participation in the February 10, 2006 Voting Agreement in Footnote 8 of the Security Ownership table beginning on page 2 (former page 8) of the Information Statement includes all other shares set forth in such footnote except the 8,000 options disclosed in the beginning of such footnote. Adding these options results in the 7,386,474 shares that are disclosed in the actual table. This is explained in the penultimate sentence of Footnote 8.

3.	The Company has revised the footnotes to the security ownership table to ensure that the correct footnotes have been referenced.

Arrangements Possibly Resulting in a Change of Control, page 7

4.	The Company has revised its discussion in this section to state whether the entry of the Company’s shareholders into the February 10, 2006 Voting Agreement constituted a change in control under Florida law. This has been accomplished by inserting the following sentence at the end of the fifth paragraph which appears under “Arrangements Possibly Resulting in a Change of Control”:

“The entry by these shareholders into the second voting agreement did not constitute a change of control under Florida law.”

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 57

5.	The Company supplementally advises the Staff that, as of August 29, 2006, the letter of intent governing the sale by the Company to a certain prospective purchaser of certain subsidiaries and net assets that collectively comprise the Company’s Construction Division expired and the parties to the letter of intent determined not to pursue such transaction. Accordingly, the Company does not believe the inclusion of pro forma financial statements for this transaction is necessary. On August 29, 2006, the Company issued a press release disclosing the termination of the letter of intent, which press release was furnished to the Commission under cover of a Current Report on Form 8-K on August 29, 2006.

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

August 29, 2006

6.	The Company has revised the reference to Note 19 for the pro forma adjustments to interest (expense) income, net to reference Note 20 instead. Furthermore, the Company has revised Note 20 to state the components of the adjustment to interest (expense) income, net to explain how each component was derived and to disclose the effect on income of a 1/8% variance in interest rates.

7.	The Company has revised Note 20 to clarify that the Series A Convertible Preferred Stock is not a derivative instrument, bur rather the host instrument.

8.	The Company has revised Note 20 to explain how the Company arrived at an adjustment to derivative instruments of $17,296,000. Specifically the Company has revised Note 20 to state:

•	the fair value of the warrants already recognized in the Company’s historical financial statements as of June 30, 2006;

•	the fair value of the purchase rights derivative in the Company’s historical financial statements as of June 30, 2006, which are being removed for pro forma purposes; and

•	the fair value of the compound embedded derivative for the Series A Convertible Preferred Stock as of June 30, 2006, which are being recognized for pro forma purposes.

9.	The Company has revised its disclosure in Note 20 to discuss the factors that are causing the significant declines in the fair values of the Company’s warrants and compound embedded derivatives for the Series A Convertible Preferred Stock.

Please call the undersigned at the telephone number set forth above or Robert L. Grossman at (305) 579-0756 with any questions or comments you may have regarding the responses set forth herein. With respect to accounting questions or comments, you may call George M. Hare, the Company’s Chief Financial Officer, at (954) 429-1500 ext. 102. In addition, please send all written correspondence directly to the undersigned and Robert L. Grossman of Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131, telecopy (305) 579-0717, with copies to George M. Hare, the Company’s Chief Financial Officer, at 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432, telecopy (954) 429-1506.

Sincerely, GREENBERG TRAURIG, P.A.

By:	/s/ Jaret L. Davis
Jaret L. Davis

cc: Devcon International Corp.

EXHIBIT A

I, Stephen J. Ruzika, President and Chief Executive Officer of Devcon International Corp. (the “Company”), do hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 29, 2006	/s/ Stephen J. Ruzika
Stephen J. Ruzika President and Chief Executive Officer